Exhibit 99.1

Jupai Reports First Quarter 2017 Results

SHANGHAI — May 8, 2017 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

Effective July 1, 2016, Jupai changed its reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects the Company’s results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on the Company’s reported operating results. In this announcement, the unaudited financial results for the first quarter ended March 31, 2017, are stated in Renminbi. This release contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results have been recast into the new reporting currency.

FIRST QUARTER 2017 FINANCIAL HIGHLIGHTS

•                     Net revenues in the first quarter of 2017 were RMB368.7 million (US1$53.6 million), a 64.6% increase from the corresponding period in 2016.

(RMB ‘000, except percentages)	Q1 2016	Q1 2016%	Q1 2017	Q1 2017%	YoY Change %
One-time commissions	154,974	69.1%	234,759	63.7%	51.5%
Recurring management fees	36,632	16.4%	67,617	18.3%	84.6%
Recurring service fees	32,404	14.5%	26,225	7.1%	-19.1%
Other service fees	—	—	40,139	10.9%	100.0%
Total net revenues	224,010	100.0%	368,740	100.0%	64.6%

•                      Income from operations in the first quarter of 2017 was RMB125.3 million (US$18.2 million), a 299.3% increase from the corresponding period in 2016.

•                      Net income attributable to ordinary shareholders in the first quarter of 2017 was RMB90.7 million (US$13.2 million), a 242.3% increase from the corresponding period in 2016.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the first quarter of 2017 was RMB101.2 million (US$14.7 million), a 190.2% increase from the corresponding period in 2016.

FIRST QUARTER 2017 OPERATIONAL UPDATES

•                      Total number of active clients3 during the first quarter of 2017 was 4,192.

•                      The aggregate value of wealth management products distributed by the Company during the first quarter of 2017 was RMB14.2 billion (US$2.1 billion), a 31.1% increase from the corresponding period in 2016.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on March 31, 2017, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.8832 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended
	March 31, 2016		March 31, 2017
Product type	(RMB in millions, except percentages)
Fixed income products	5,203	48%	11,218	79%
Private equity products	4,059	37%	2,332	16%
Secondary market equity fund products	1,262	12%	20	1%
Other products	308	3%	628	4%
All products	10,832	100%	14,198	100%

•                      Jupai’s coverage network as of March 31, 2017 included 72 client centers covering 44 cities, up from 58 client centers covering 35 cities, as of March 31, 2016.

•                      Total assets under management4 as of March 31, 2017 were RMB43.1 billion (US$6.3 billion), a 19.2% increase from December 31, 2016 and a 101.0% increase from March 31, 2016.

Assets under management — breakdown by product type

	As of
	March 31, 2016		March 31, 2017
Product type	(RMB in millions, except percentages)
Fixed income products	8,627	40%	22,856	53%
Private equity products	10,870	51%	16,774	39%
Secondary market equity fund products	1,464	7%	2,997	7%
Other products	475	2%	451	1%
All products	21,436	100%	43,078	100%

“We delivered a set of solid results for the first quarter of 2017, with continued rapid growth on both our top and bottom lines,” said Mr. Jianda Ni, Jupai’s co-chairman of the board and chief executive officer. “Our net revenues for the quarter reached another record high of RMB368.7 million, up 64.6% year-on-year, and our net income attributable to ordinary shareholders rose by an impressive 242.3% year-on-year to RMB90.7 million.”

Mr. Ni continued, “Our in-depth industry knowledge and big data analytics capabilities through our relationships with E-House, a leading real estate service company, and CRIC, a top real estate information database, enable us to identify quality underlying assets and offer fixed-income products with attractive risk-return profiles, a crucial advantage as investors in China have become more conservative over the past quarters. In the first quarter of 2017, we increased the aggregate value of products distributed by us to RMB14.2 billion, a 31.1% increase year-on-year. Additionally, our total assets under management increased to RMB43.1 billion as of March 31, 2017, a 101.0% increase year-on-year.”

Mr. Tianxiang Hu, Jupai’s co-chairman of the board, said, “Looking forward, as we further strengthen our core competence within the fixed income product category, we will look to further expand our product range in order to better meet investors’ asset allocation needs. While we have adopted a prudent approach towards overseas expansion, we will continue to look for appropriate opportunities to build our business outside of China.”

Ms. Min Liu, Jupai’s chief financial officer, said, “We continued to perform strongly in the first quarter of 2017, with our net revenues substantially surpassing management guidance. Our operating margin for the quarter rose to 34%, up from 14% in the same period last year, as we implemented effective cost control measures. We remain confident about the outlook for our bottom line, as we further enhance our operating efficiency, optimize revenue structure, and expand our business scale.”

4  “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

FIRST QUARTER 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2017 were RMB368.7 million (US$53.6 million), a 64.6% increase from the corresponding period in 2016, primarily due to increases in one-time commissions, recurring management fees and other service fees.

•                      Net revenues from one-time commissions for the first quarter of 2017 were RMB234.8 million (US$34.1 million), a 51.5% increase from the corresponding period in 2016, primarily as a result of an increase in the aggregate value of wealth management products distributed by the Company and changes in product mix.

•                      Net revenues from recurring management fees for the first quarter of 2017 were RMB67.6 million (US$9.8 million), an 84.6% increase from the corresponding period in 2016. The Company recognized RMB1.7 million (US$0.2 million) and RMB3.5 million carried interest in the first quarter of 2017 and 2016, respectively.

•                      Net revenues from recurring service fees for the first quarter of 2017 were RMB26.2 million (US$3.8 million), a 19.1% decrease from the corresponding period in 2016, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized RMB1.4 million (US$0.2 million) and RMB3.9 million variable performance fees in the first quarter of 2017 and 2016, respectively.

•                      Net revenues from other service fees for the first quarter of 2017 were RMB40.1 million (US$5.8 million), which mainly included sub-advisory fees collected from other companies.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2017 were RMB243.5 million (US$35.4 million), an increase of 26.4% from the corresponding period in 2016.

•                      Cost of revenues for the first quarter of 2017 was RMB134.8 million (US$19.6 million), a 20.9% increase from the corresponding period in 2016, primarily due to increases in the number of wealth management advisors and client managers and their average compensation.

•                      Selling expenses for the first quarter of 2017 were RMB59.5 million (US$8.6 million), a 13.6% increase from the corresponding period in 2016, primarily due to increases in marketing, advertising and brand promotion expenses.

•                      G&A expenses for the first quarter of 2017 were RMB52.6 million (US$7.6 million), a 65.0% increase from the corresponding period in 2016, mainly due to increases in both the numbers of managerial and administrative personnel and their average compensation as well as increases in rental and office supply expenses.

•                      Other operating income (government subsidies) received by the Company in the first quarter of 2017 was RMB 3.4 million (US$0.5 million), an 8.1% increase from the corresponding period in 2016.

Operating margin for the first quarter of 2017 was 34.0%, compared to 14.0% for the corresponding period in 2016.

Income tax expenses for the first quarter of 2017 were RMB29.6 million (US$4.3 million), a 237.4% increase from the corresponding period in 2016. The increase was primarily due to an increase in taxable income.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the first quarter of 2017 was RMB90.7 million (US$13.2 million), a 242.3% increase from the corresponding period in 2016.

•                      Net margin attributable to ordinary shareholders for the first quarter of 2017 was 24.6%, as compared to 11.8% for the corresponding period in 2016.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the first quarter of 2017 was RMB2.81 (US$0.41) and RMB2.69 (US$0.39), respectively, as compared to RMB0.83 and RMB0.80, respectively, for the corresponding period in 2016.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2017 was RMB101.2 million (US$14.7 million), a 190.2% increase from the corresponding period in 2016.

•                      Non-GAAP net margin attributable to ordinary shareholders for the first quarter of 2017 was 27.4%, as compared to 15.6% for the corresponding period in 2016.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the first quarter of 2017 was RMB3.00 (US$0.44), as compared to RMB1.05 for the corresponding period in 2016.

Balance Sheet and Cash Flow

As of March 31, 2017, the Company had RMB1,208.9 million (US$175.6 million) in cash and cash equivalents, compared to RMB1,123.2 million as of December 31, 2016.

Net cash provided by operating activities during the first quarter of 2017 was RMB220.3 million (US$32.0 million).

Net cash used in investing activities during the first quarter of 2017 was RMB14.6 million (US$2.1 million).

Net cash used in financing activities during the first quarter of 2017 was RMB120.0 million (US$17.4 million).

BUSINESS OUTLOOK

The Company estimates that its net revenues for the second quarter of 2017 will be in the range of RMB367 million to RMB392 million, an increase of 50% to 60% compared to the same period in 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on May 8, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404 or +1-631-514-2526

Hong Kong:	800-905-927 or +852-5808-3202

Mainland China:	400-120-0539

Singapore	800-616-3222 or +65-3157-9230

Passcode:	2773057

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 15, 2017:

U.S./International:	+1-866-846-0868

Hong Kong:	800-966-697

Mainland China:	400-184-2240

Singapore	800-616-2127

Passcode:	2773057

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB)

	As of
	December 31,	March 31,	March 31,
	2016	2017	2017
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,123,166,156	1,208,941,438	175,636,541
Short-term investments	25,210,000	25,178,000	3,657,892
Accounts receivable	52,111,944	24,968,646	3,627,476
Other receivables	71,064,287	53,399,199	7,757,903
Amounts due from related parties	133,560,483	125,328,343	18,207,860
Deferred tax assets — current[5]	55,791,373	—	—
Investments at cost method — current	—	5,200,000	755,463
Other current assets	12,551,186	12,738,675	1,850,691
Total current assets	1,473,455,429	1,455,754,301	211,493,826
Investments at cost method — non-current	70,450,000	68,250,000	9,915,446
Investment in affiliates	85,830,444	79,519,466	11,552,689
Advanced payment for acquisition	77,560,000	77,560,000	11,268,015
Property and equipment, net	37,199,812	39,651,702	5,760,649
Intangible assets	83,072,545	82,734,130	12,019,719
Goodwill	277,752,765	276,241,624	40,132,731
Long-term prepayment	6,261,152	8,701,430	1,264,155
Other non-current assets	7,977,534	17,787,829	2,584,238
Deferred tax assets — non-current	8,494,738	64,286,111	9,339,569
Total Assets	2,128,054,419	2,170,486,593	315,331,037

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	101,864,007	94,623,680	13,747,048
Income tax payable	138,131,812	147,188,945	21,383,796
Other tax payable	58,189,283	57,891,990	8,410,621
Dividend payable	10,160,503	—	—
Amounts due to related parties-current	6,118,678	5,606,900	814,578
Deferred revenue from related parties	121,644,250	170,907,371	24,829,639
Deferred revenues	36,432,195	36,174,153	5,255,427
Other current liabilities	10,397,008	9,198,047	1,336,304
Total current liabilities	482,937,736	521,591,086	75,777,413
Deferred revenue — non-current from related parties	75,413,617	99,338,586	14,432,036
Deferred revenue — non-current	5,677,905	2,392,513	347,587
Non-current uncertain tax position liabilities	5,938,816	—	—
Deferred tax liabilities— non-current	9,815,595	8,566,873	1,244,606
Total Liabilities	579,783,669	631,889,058	91,801,642
Equity	1,548,270,750	1,538,597,535	223,529,395
Total Liabilities and Total Shareholders’ Equity	2,128,054,419	2,170,486,593	315,331,037

5  Jupai adopted ASU 2015-17 and therefore, deferred tax assets and liabilities are classified as non-current assets and liabilities starting 2017. Prior balances were not retrospectively adjusted.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	March 31,	March 31,	March 31,	YoY
	2016	2017	2017	Change %
	RMB	RMB	USD
Revenues
Third party revenues	85,918,313	101,873,393	14,800,295	18.6%
Related party revenues	140,719,449	268,841,531	39,057,638	91.0%
Total revenues	226,637,762	370,714,924	53,857,933	63.6%
Business taxes and related surcharges	(2,628,257)	(1,974,544)	(286,864)	-24.9%
Net revenues	224,009,505	368,740,380	53,571,069	64.6%

Operating costs and expenses:
Cost of revenues	(111,493,031)	(134,752,532)	(19,577,018)	20.9%
Selling expenses	(52,414,816)	(59,519,090)	(8,647,009)	13.6%
General and administrative expenses	(31,883,479)	(52,621,880)	(7,644,973)	65.0%
Other operating income — government subsidies	3,151,462	3,408,212	495,149	8.1%
Total operating cost and expenses	(192,639,864)	(243,485,290)	(35,373,851)	26.4%
Income from operations	31,369,641	125,255,090	18,197,218	299.3%

Interest income	708,155	7,503,409	1,090,105	959.6%
Investment income	3,159,792	2,041,799	296,635	-35.4%
Other loss	298,453	23,223	3,374	-92.2%
Total other income	4,166,400	9,568,431	1,390,114	129.7%
Income before taxes and income from equity in affiliates	35,536,041	134,823,521	19,587,332	279.4%
Income tax expense	(8,782,286)	(29,635,028)	(4,305,415)	237.4%
(Loss) from equity in affiliates	(253,461)	(5,716,843)	(830,550)	2,155.5%
Net income	26,500,294	99,471,650	14,451,367	275.4%
Net income attributable to non-controlling interests	(7,410)	(8,778,757)	(1,275,389)	118,371.8%
Net income attributable to ordinary shareholders	26,492,884	90,692,893	13,175,978	242.3%

Net income per ADS:
Basic	0.83	2.81	0.41	238.6%
Diluted	0.80	2.69	0.39	236.3%
Weighted average number of ADSs used in computation:
Basic	31,941,938	32,303,977	32,303,977
Diluted	33,238,901	33,732,924	33,732,924

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Three months ended
	March 31,	March 31,	March 31,
	2016	2017	2017	Change
	RMB	RMB	USD
Net income	26,500,294	99,471,650	14,451,367	275%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	(3,907,463)	(6,186,464)	(898,777)	58%
Other comprehensive income	(3,907,463)	(6,186,464)	(898,777)	58%
Comprehensive income	22,592,831	93,285,186	13,552,590	313%
Less: Comprehensive income attributable to non-controlling interests	7,410	8,778,757	1,275,389	118,372%
Comprehensive income attributable to ordinary shareholders	22,585,421	84,506,429	12,277,201	274%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	March 31,	March 31,
	2016	2017	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	11.8%	24.6%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	15.6%	27.4%

Net income attributable to ordinary shareholders	26,492,884	90,692,893	242.3%
Adjustment for share-based compensation	5,002,496	6,886,881	37.7%
Adjustment for amortization of intangible assets related to acquisition	3,366,836	3,595,958	6.8%
Adjusted net income attributable to ordinary shares(non-GAAP)	34,862,216	101,175,732	190.2%

Net income attributable to ordinary shares per ADS, diluted	0.80	2.69	236.3%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	1.05	3.00	185.7%

Weighted average number of ADSs used in computation:
Diluted	33,238,901	33,732,924	1.5%